Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gibraltar Private Bank & Trust Company

SEC File No.: 001-37532

Date: December 19, 2017

FOR IMMEDIATE RELEASE

December 19, 2017

Contact:

Daryl G. Byrd, President and CEO (337) 521-4003

Jefferson G. Parker, Vice Chairman, Director of Capital Markets and Investor Relations (504) 310-7314

IBERIABANK Corporation Provides 2018 Financial Guidance

LAFAYETTE, LOUISIANA — IBERIABANK Corporation (NASDAQ: IBKC), holding company of the 130-year-old IBERIABANK (www.iberiabank.com), announced financial guidance for expected full-year 2018 results.

Daryl G. Byrd, President and Chief Executive Officer, commented, “As we prepare for a new year, we are refining key strategies to take advantage of our greatest opportunities. We remain committed to attracting and retaining exceptional clients and making changes necessary to continue to improve the long-term operating efficiencies and financial performance of our Company. We believe providing management’s expectations for 2018 can assist the investment community in translating these actions into next year’s financial results.”

Anthony Restel, Chief Financial Officer, added, “The guidance we are providing for 2018 excludes any anticipated changes in interest rates and the impact of potential corporate tax reform. Our guidance does include the realization of the full run-rate of non-interest expense reductions for 2018 related to our acquisition of Sabadell United Bank, N.A.; continued headwinds in our mortgage business with impact to both non-interest income and non-interest expense as operational aspects of the business are streamlined; and the impact of our previously announced $10 million expense initiative, which is assumed to be completed by the end of March 2018. Also, we expect to see an increase in average earning assets of approximately 15% between the end of the third quarter of 2017 and the end of 2018, which includes our assumption that the pending acquisition of Gibraltar Private Bank & Trust, Co., is completed by the end of the first quarter of 2018. Although excluded from our 2018 guidance, we estimate that the forward curve, as of December 15, 2017, would increase the net interest margin guidance range provided by six basis points.”

The following table provides assumptions critical to the financial guidance quoted above:

2018 Guidance
Average Earning Assets	$27.3B ~ $27.7B
Consolidated Loan Growth %	15% ~ 17%
Consolidated Deposit Growth %	17% ~ 21%
Provision Expense	$37MM ~ $42MM
Non-Interest Income (Core Basis)	$210MM ~ $220MM
Non-Interest Expense (Core Basis)	$695MM ~ $705MM
Tax Rate	32.5% ~ 33.5%
Net Interest Margin	3.55% ~ 3.63%
Pre–tax One time Charges	$28MM ~ $31MM
Credit Quality	Stable
Impact of 12/15/2017 Forward Curve	+6bps to NIM Range

As of September 30, 2017, IBERIABANK Corporation had total assets equal to $28.0 billion, total loans of $19.8 billion and total deposits equal to $21.3 billion. The Company reported $3.7 billion in total shareholders’ equity at quarter-end and reported a Common Equity Tier 1 (CET 1) ratio equal to 10.93%.

As previously announced, IBERIABANK Corporation will release fourth quarter 2017 earnings results on January 25, 2018 with an investor’s conference call scheduled for the morning of January 26, 2018.

About IBERIABANK Corporation

IBERIABANK Corporation is a regional financial holding company with offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia and South Carolina, offering commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, mortgage, and title insurance services.

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC”. IBERIABANK Corporation’s Series B Preferred Stock and Series C Preferred Stock trade on the NASDAQ Global Select Market under the symbols “IBKCP” and “IBKCO”, respectively. IBKC’s common stock market capitalization was approximately $4.3 billion, based on the NASDAQ Global Select Market closing stock price on December 19, 2017.

Caution About Forward-Looking Statements

To the extent that statements in this press release relate to future plans, projections, objectives, financial results or performance of IBKC, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. In addition, such forward-looking statements include statements about the projected impact and benefits of the pending transaction involving IBKC and Gibraltar, including future financial and operating results, IBKC’s plans, objectives, expectations and intentions, and other statements that are not historical facts, along with certain financial metrics and assumptions about future performance, including GAAP EPS accretion, tangible book value per share earn-back period and dilution, internal rate of return, synergy assumptions, estimated future pre-tax expenses, sizing of equity issuances, purchase accounting, tax rate, intangibles, pro forma capital ratios and pro forma balance sheet and income statement. IBKC’s actual strategies, results and financial condition in future periods may differ materially from those currently expected due to various risks and uncertainties. Factors that could cause our actual results to differ materially from our forward-looking statements are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Regulation and Supervision” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and in other documents subsequently filed by the Company with the Securities and Exchange Commission, available at the SEC’s website, http://www.sec.gov, and the Company’s website, http://www.iberiabank.com.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Consequently, no forward-looking statement can be guaranteed. Except to the extent required by applicable law or regulation, IBKC undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

In addition to the factors previously disclosed in IBKC’s filings with the SEC, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the pending Gibraltar transaction are not received or satisfied on a timely basis or at all; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; changes in the anticipated timing for closing the transaction; difficulties and delays in integrating IBKC’s and Gibraltar’s businesses or fully realizing projected cost savings and other projected benefits of the transaction; business disruption during the pendency of or following the transaction; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; diversion of management time on transaction-related issues; reputational risks and the reaction of customers and counterparties to the transaction; and changes in asset quality and credit risk as a result of the transaction.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving IBKC, IBERIABANK and Gibraltar. In connection with the proposed merger, IBKC intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Gibraltar and a prospectus of IBKC. IBKC also plans to file other documents regarding the proposed merger transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Gibraltar’s shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and securityholders of Gibraltar are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. These documents, as well as other filings containing information about IBKC and Gibraltar, will be available without charge at the SEC’s website at http://www.sec.gov. Alternatively, these documents, when available, can be obtained without charge from IBKC’s website at http://www.iberiabank.com.

IBKC and Gibraltar, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Gibraltar in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBKC is contained in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, as filed with the SEC on April 7, 2017. Information regarding the directors and executive officers of Gibraltar who may be deemed participants in the solicitation of the shareholders of Gibraltar in connection with the proposed transaction will be included in the proxy statement/prospectus for Gibraltar’s special meeting of shareholders, which will be filed by IBKC with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.